Greenland Technologies Holding Corporation

January 22, 2026

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Matt Derby

Re:	Greenland Technologies Holding Corporation
Registration Statement on Form S-1
Initially filed on December 23, 2025
File No. 333-292412

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Greenland Technologies Holding Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to, and that the Registration Statement become effective at, 9:00 a.m., Eastern Time, on January 26, 2026, or as soon thereafter as practicable.

Very truly yours,

Greenland Technologies Holding Corporation

By:	/s/ Raymond Wang
	Name:	Raymond Wang
	Title:	Chief Executive Officer